Exhibit 99.2

Dividend Announcement

- Convenience Translation -

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN: DE0005785802 // WKN: 578580

ISIN: US3580291066 // CUSIP: 358029106

On May 16, 2019 the Annual General Meeting of our company has resolved to distribute a dividend of EUR 1.17 for each of the 303,107,929 shares entitled to dividend from the balance sheet profit for the financial year 2018 as reported in the annual financial statements.

The dividend will be paid from May 21, 2019 by Clearstream Banking AG, Frankfurt/Main Main, via the custodian banks, less 25 % withholding tax and 5.5 % solidarity surcharge on the withholding tax (in total 26.375%) as well as, if applicable, church tax on the withholding tax.

In the case of foreign shareholders, the withholding tax including the solidarity surcharge may be reduced in accordance with existing agreements to avoid double taxation between the Federal Republic of Germany and the country concerned or other regulations. Further information is available from the Federal Central Tax Office, An der Küppe 1, 53225 Bonn (http://www.bzst.bund.de). Dividends are paid out to domestic shareholders who have submitted a valid “non-assessment certificate” from their local tax office to their custodian bank, without deduction of withholding tax, the solidarity surcharge and, if applicable, church tax. The same applies in whole or in part to domestic shareholders who have submitted an exemption order (“Freistellungsauftrag”) to their custodian bank, provided that the exemption volume stated in this order has not already been exhausted by other income from capital assets.

Domestic shareholders are taxed in accordance with the provisions of the German Income Tax Act (“Abgeltungsteuer” or “Teileinkünfteverfahren”) or the German Corporation Tax Act. With the tax deduction, the German income tax for private investment income is considered to have been settled. Irrespective of this, the dividend can be included in the income tax assessment together with the other investment income if this results in a lower individual income tax.

The central paying agent is Commerzbank AG.

Hof an der Saale, May 2019

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board